UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly Held Company Corporate Taxpayer ID No. 60.746.948/0001-12

Consolidated Summary Map of Remote Voting for the Shareholders’

Meetings to be held on March 10, 2017

     Banco Bradesco S.A. informs its shareholders, clients and the market in general, according to CVM Instruction No. 481/09, as amended, the summary map (Attachment) which consolidates the remote voting instructions from its shareholders, with the indications of total approvals, rejections and abstentions to each matter to be analyzed, discussed and voted on the Special and Annual Shareholders Meetings to be cumulatively held tomorrow, March 10.

Cidade de Deus, Osasco, SP, March 9, 2017

Banco Bradesco S.A.

Alexandre da Silva Glüher

Executive Vice President and Investor Relations Officer

Banco Bradesco S.A.

Corporate Taxpayer ID No. 60.746.948/0001-12 - Registration Number 35.300.027.795 Publicly Held Company

Special and Annual Shareholders' Meetings to be cumulatively held on March 10, 2017, at 4 p.m.

Summary Map sent by the central securities depositary

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Banco Bradesco S.A.

Corporate Taxpayer ID No. 60.746.948/0001-12 - Registration Number 35.300.027.795 Publicly Held Company

Special and Annual Shareholders' Meetings to be cumulatively held on March 10, 2017, at 4 p.m.

Summary Map sent by the central securities depositary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 9, 2017

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.